UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

June 9, 2016

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-5-5 Otemachi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec.)

Announcement Regarding Acquisition Price for Mandatory Acquisition of Eleventh Series Class XI Preferred Stock

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the acquisition price for the mandatory acquisition of Eleventh Series Class XI Preferred Stock has been determined as set forth below.

1. Class of Stock subject to Mandatory Acquisition:   Eleventh Series Class XI Preferred Stock

2. Acquisition Price for Mandatory Acquisition:         282.90 yen

3. Mandatory Acquisition Date:                                   July 1, 2016

4. Basis for Mandatory Acquisition:

Pursuant to Article 20, Paragraph 1 of the Articles of Incorporation of the Company and a provision in the terms and conditions of the Preferred Stock concerning mandatory acquisition in exchange for common stock, the Company will acquire the shares of Eleventh Series Class XI Preferred Stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period.

Reference

•	Summary of the Provision concerning Mandatory Acquisition of Eleventh Series Class XI Preferred Stock

On July 1, 2016 (the “Mandatory Acquisition Date”), the Company shall acquire the shares of Eleventh Series Class XI Preferred Stock, in respect of which a request for acquisition has not been made by June 30, 2016, and instead, the Company shall deliver shares of its own common stock in the number obtained by dividing 1,000 yen by the current market price of a share of the common stock of the Company. In this case, such current market price shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date; provided, however, that if such current market price falls below the minimum acquisition price* (provided, however, that if such price falls below 50 yen, such price shall be 50 yen), the number of shares of the common stock to be delivered shall be obtained by dividing 1,000 yen by the minimum acquisition price. In the calculation of the number of common stock provided above, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Companies Act.

*	Minimum acquisition price (as of June 9, 2016): 282.90 yen

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department, Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Announcement Regarding Acquisition Price for Mandatory Acquisition of Eleventh Series Class XI Preferred Stock” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.